U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

SEC File Number: 333-102118

☐ Form 10-K	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q	☐ Form 10-QSB	☐ Form N-SAR

For Period Ended:   December 31, 2007

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________

Part I - Registrant Information

   GENEX PHARMACEUTICAL, INC.
Full Name of Registrant

             Not Applicable
 Former Name if Applicable

         1801 Guangyin Building, Youyibeilu, Hexi District
Address of Principal Executive Offices (Street and Number)

   Tianjin City, China 300074
City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 was not filed by March 31, 2008, because of delays in completing and reviewing the financial and other information to be included in the Form 10-KSB, including management's annual report on internal control over financial reporting, and the discussion of income taxation. The delay in completing our Form 10-KSB has arisen primarily due to, as disclosed in our previous filings, our lack of personnel with sufficient experience in U.S. generally accepted accounting principles and financial reporting.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification.

Wang Chen	(86-22 )	23370440
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes                   ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☐     Yes                   ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            GENEX PHARMACEUTICAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008
	By:	/s/ Fuzhi Song
	Name:	Fuzhi Song
	Title:	Chairman of the Board of Directors,
Chief Executive Officer and President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).